Exhibit 4.2

FORM OF

RESTRICTED STOCK AWARD AGREEMENT

FOR MB BANCORP, INC.

2016 EQUITY INCENTIVE PLAN

This Award Agreement is provided to ___________________ (the “Participant”) by MB Bancorp, Inc.(the “Company”) as of ______________________, 20___, (“Grant Date”) the date the Compensation Committee of the Board of Directors of the Company (the “Committee”) awarded the Participant a Restricted Stock Award pursuant to the MB Bancorp, Inc. 2016 Equity Incentive Plan (the “2016 Plan”), subject to the terms and conditions of the 2016 Plan and this Award Agreement (referred to herein as the “Award”):

1.	Number of Shares of Stock Subject to Your Award:	_______ shares of Stock, subject to adjustment as may be necessary pursuant to Article 10 of the 2016 Plan.

2.	Grant Date:	_________________, 20___

Unless sooner vested in accordance with Section 3 of the Terms and Conditions (attached hereto) or otherwise in the discretion of the Committee, the restrictions imposed under Section 2 of the Terms and Conditions will expire as to the following percentages of the shares of Stock awarded hereunder, on the dates noted below; provided that the Participant is still employed by or in service with the Company or any Affiliate:

Percentage of Shares Vesting	Number of Shares Vesting	Vesting Date

IN WITNESS WHEREOF, MB Bancorp, Inc., acting by and through the Compensation Committee of the Board of Directors, has caused this Award Agreement to be executed as of the Grant Date set forth above.

MB BANCORP, INC.

By:
On behalf of the Compensation Committee

Accepted by Participant:

Date

TERMS AND CONDITIONS

1.	Grant. The Grant Date and number of shares of Stock underlying your Award are stated on page 1 of this Award Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the 2016 Plan.

2.	Restrictions. Your Award is subject to the following restrictions:

(a)	Unvested Restricted Stock may not be sold, transferred, exchanged, assigned, pledged, hypothecated or otherwise encumbered.

(b)	Upon your Termination of Service for any reason other than as set forth in paragraph (b) of Section 3 hereof, then you will forfeit all of your rights, title and interest in this Award as of your termination date.

(c)	Your Award is subject to the vesting schedule set forth on page 1 of this Award Agreement.

3.	Expiration and Termination of Restrictions. The restrictions imposed under Section 2 will expire on the earliest to occur of the following (the period prior to such expiration being referred to herein as the “Restricted Period”):

(a)	As to the percentages of the Restricted Stock specified in the vesting schedule on page 1 of this Award Agreement, on the respective dates specified in the vesting schedule on page 1; provided you have not experienced a Termination of Service; or

(b)	Upon your Termination of Service by reason of death, Disability or within two years of a Change in Control (for reasons other than Cause).

5.	Delivery of Shares of Stock. Once the Restricted Stock vests (see vesting schedule on page 1), the Stock (and accumulated dividends and earnings, if any) will be distributed in accordance with your instructions.

6.	Voting and Dividend Rights. As beneficial owner of the shares subject to the Restricted Stock Award, you have full voting and dividend rights with respect to the Restricted Stock during and after the Restricted Period. You are also entitled to receive a payment equal to any dividends, or other distributions declared and paid by the Company with respect to the Restricted Stock. If you forfeit your rights under this Award Agreement in accordance with Section 2, you will no longer have any rights as a shareholder with respect to the Restricted Stock and you will no longer be entitled to receive dividends on the shares of Restricted Stock.

7.	Changes in Capital Structure. Upon the occurrence of a corporate event (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares of Stock), your Award will be adjusted as necessary to preserve the benefits or potential benefits of the award. Without limiting the above, in the event of a subdivision of the outstanding Stock (stock-split), a declaration of a dividend payable in Stock, or a combination or consolidation of the outstanding Stock into a lesser number of shares of Stock, the shares of Stock subject to this Award Agreement will automatically be adjusted proportionately.

8.	No Right of Continued Employment or Service. Nothing in this Award Agreement will interfere with or limit in any way the right of the Company or any Affiliate to terminate your employment or service at any time, nor confer upon you any right to continue in the employ or service of the Company or any Affiliate.

9.	Payment of Taxes. You may make an election to be taxed upon your Award under Section 83(b) of the Code within 30 days of the Grant Date. If you do not make an 83(b) Election, upon vesting of the Award the Committee is entitled to require as a condition of delivery: (i) that you remit an amount sufficient to satisfy any and all federal, state and local (if any) tax withholding requirements and employment taxes (i.e., FICA and FUTA), (ii) that the withholding of such sums come from compensation otherwise due to you or from shares of Stock due to you under the 2016 Plan, or (iii) any combination of the foregoing. Any withholding shall comply with Rule 16b-3 or any amendments or successive rules. Outside Directors are self-employed and not subject to mandatory withholding.

10.	Plan Controls. The terms contained in the 2016 Plan are incorporated into and made a part of this Award Agreement and this Award Agreement shall be governed by and construed in accordance with the 2016 Plan. In the event of any actual or alleged conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan will control.

11.	Severability. If any one or more of the provisions contained in this Agreement is deemed to be invalid, illegal or unenforceable, the other provisions of this Agreement will be construed and enforced as if the invalid, illegal or unenforceable provision had never been included in this Agreement.

12.	Notice. Notices and communications under this Agreement must be in writing and either personally delivered or sent by registered or certified United States mail, return receipt requested, postage prepaid. Notices to the Company must be addressed to:

[INSERT CONTACT]

or any other address designated by the Company in a written notice to you. Notices to you will be directed to your address as then currently on file with the Company, or at any other address that you provide in a written notice to the Company.

13.	Successors. This Award Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Award Agreement and the 2016 Plan.